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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                  Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3556
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  November 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 236274106               13D/A                     Page 2 of 16 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN 36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                5,460,612
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  5,460,612
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           5,460,612
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           17.7% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           00
--------------------------------------------------------------------------------

(1) To the best knowledge of SZI, Issuer had 30,817,297 shares of Common Stock outstanding as of October 31, 2002, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

CUSIP No. 236274106               13D/A                     Page 3 of 16 Pages

     This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:


ITEM 2. Identity and Background

     (a-c) and (f) This Statement is being filed by SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). SZI is owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of these trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust").

     The executive officers and directors of SZI are as follows:

          Samuel Zell - President; Chairman of the Board of Equity Group
               Investments, L.L.C. ("EGI")
          Donald J. Liebentritt - Vice President; President of EGI
          William C. Pate - Vice President; Managing Director of EGI
          Philip G. Tinkler - Treasurer; Vice President and Treasurer of EGI

     The officers and directors of Chai Trust are as follows:

          Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

          Kellie Zell is a Director of Chai Trust and also works as a homemaker.

          Donald J. Liebentritt is the President and a Director of Chai Trust.
                Mr. Liebentritt is also the President of EGI.

          Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owns and co-manages Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

          JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

          Matthew Zell is a Director of Chai Trust. Mr. Zell is a Manager of
                EGI.

          Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

          James Bunegar is Vice President, Chief Financial Officer, Assistant
                Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

     The principal business of SZI and ZGP is general investments.

     The business address of each of SZI, ZGP, William Pate, Philip Tinkler, Chai Trust, Kellie Zell, Donald Liebentritt, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

     All of the executive officers and directors of SZI and Chai Trust are United States citizens.

     (d) and (e) Neither SZI nor, to the best knowledge of SZI, ZGP, Chai Trust or any of the persons listed in Item 2 hereto, has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 236274106               13D/A                     Page 4 of 16 Pages


     ITEM 3. Source and Amount of Funds or Other Consideration

     On August 12, 1999 (the "Closing Date"), pursuant to the Stock Purchase and Sale Agreement described in Item 4 below, SZI acquired from the Issuer: (i) 2,000,000 newly issued shares of Common Stock (the "Initial Shares") and (ii) a warrant to purchase an additional 2,000,000 shares of Common Stock (the "Warrant"). The aggregate amount of funds used in acquiring the Initial Shares and the Warrant was $9,000,000. All funds used in acquiring the Initial Shares and the Warrant were obtained from the working capital of SZI.

     In connection with the Issuer's acquisition of American Commercial Lines LLC ("ACL") and the recapitalization of ACL, the Issuer announced that it would conduct a rights offering to be issued pro rata to all holders of the Issuer's Common Stock to purchase newly-issued shares of Common Stock in the aggregate amount of $42 million ("Rights Offering"). SZI agreed with the Issuer pursuant to a binding Term Sheet ("Term Sheet") to exercise the Warrant and purchase up to 4.0 million shares of Common Stock offered in the Rights Offering which were not otherwise subscribed for. On May 29, 2002, the Issuer closed the Rights Offering. In accordance with the terms of the Rights Offering, SZI purchased 1,560,174 shares of Common Stock at a purchase price of $5.00 per share (the "Rights Offering Shares"), and, pursuant to its obligations under the Term Sheet, exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock at a purchase price of $4.74 per share (the "Warrant Shares"). All funds used to purchase the Rights Offering Shares and the Warrant Shares came from the working capital of SZI.

     The Initial Shares, the Rights Offering Shares and the Warrant Shares are sometimes collectively referred herein to as the "Purchased Shares".


     ITEM 4. Purpose of the Transaction

     The acquisition of the Initial Shares and the Warrant was effected for the purpose of investing in the Issuer and to provide funds with which the Issuer may from time to time fund business acquisitions. In connection with the transaction, an affiliate of SZI entered into an agreement with the Issuer to provide certain advisory services to the Issuer and certain of its subsidiaries in connection with such potential acquisitions.

     The Issuer entered into a Stock Purchase and Sale Agreement dated as of April 14, 1999 (the "Stock Purchase Agreement") with Samstock, L.L.C., a wholly-owned subsidiary of SZI ("Samstock"). The Stock Purchase Agreement was amended by Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement, dated May 7, 1999 by and among Samstock, the Issuer and SZI (the "Amendment") pursuant to which the rights and obligations of Samstock under the Purchase Agreement were assigned to and assumed by SZI. On the Closing Date, SZI acquired the Initial Shares and the Warrant pursuant to the Stock Purchase Agreement, as amended.

     In connection with the acquisition of the Initial Shares and the Warrant, the Issuer granted to SZI certain registration rights, which rights are now memorialized in a Registration Rights Agreement dated as of November 8, 2002 and made by and between the Isssuer and SZI (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

     Pursuant to the terms of the Registration Rights Agreement, SZI (or its designee) may make up to two requests that the Issuer file a shelf registration statement covering the resale of the Common Stock held from time to time by SZI, subject to certain limitations. In addition, SZI has piggyback registration rights in connection with a public offering of Common Stock by the Issuer solely for cash.

     The purpose of the transactions contemplated under the Term Sheet was to assist the Issuer in satisfying its cash contribution obligations in connection with the acquisition and recapitalization of ACL. On May 29, 2002, the Issuer closed the Rights Offering. Pursuant to its obligations under the Term Sheet and in accordance with the terms of the Rights Offering, SZI purchased 1,560,174 shares of Common Stock under the Rights Offering and exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock.

     The summaries contained in this Schedule 13D of certain provisions of each of the Stock Purchase Agreement, Amendment, Term Sheet and Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as Exhibits to Schedule 13D and incorporated herein by reference.

CUSIP No. 236274106               13D/A                     Page 5 of 16 Pages

     Like all holders of 5% or more of Issuer's Common Stock, SZI will be subject to restrictions contained in Issuer's Certificate of Incorporation, which limits stock transfers by 5% or greater shareholders and prohibits parties from acquiring 5% or more of Issuer's Common Stock without the Issuer's consent. Subject to the restrictions contained in Issuer's Certificate of Incorporation, SZI intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Stock Purchase Agreement, as amended.

     Except as stated above, neither SZI nor, to the best knowledge of SZI, any of ZGP or the persons listed in Item 2 hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.


     ITEM 5. Interest in Securities of the Issuer

     (a) and (b) To the best knowledge of SZI, based upon the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002, there were 30,817,297 shares of Common Stock outstanding as of October 30, 2002. Based upon the foregoing, the 5,460,612 shares of Common Stock beneficially owned by SZI represent approximately 17.7% of the issued and outstanding Common Stock.

     SZI currently has the sole power to vote or to direct the vote of the Purchased Shares.

     Except as set forth below, as of the date hereof, neither SZI, nor to the best knowledge of SZI, any of the persons set forth in Item 2 hereof, owns any shares of Common Stock other than the Purchased Shares owned by SZI. Donald Liebentritt owns 48,957 shares of Common Stock, with respect to which Mr. Liebentritt has sole power to vote and to dispose of such shares, and vested options to purchase 10,000 shares with respect to which Mr. Liebentritt has sole power to dispose. William Pate owns 73,438 shares of Common Stock, with respect to which Mr. Pate has sole power to vote and dispose of such shares, and vested options to purchase 15,200 shares with respect to which Mr. Pate has the sole power to dispose. Philip Tinkler owns 11,900 shares of Common Stock, with respect to which Mr. Tinkler has sole power to vote and dispose of such shares, and options to purchase 5,000 shares with respect to which Mr. Tinkler has the sole power to dispose.

     An affiliate of SZI owns approximately 40% of the 11.25% Senior Notes and 12% pay-in-kind Senior Subordinated Notes of ACL.

     (c) During the last 60 days, no transactions in the Common Stock were effected by SZI, or to the best knowledge of SZI, any of the persons set forth in Item 2.

     (d) No person other than SZI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by SZI.

     (e) Not applicable.

CUSIP No. 236274106               13D/A                     Page 6 of 16 Pages

     ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     Except for the matters described herein, neither SZI nor, to the best knowledge of SZI, any of ZGP, Chai Trust or the persons listed in Item 2 hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


ITEM 7.  Material to be Filed as Exhibits.

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 3            Warrant*

     Exhibit 4 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 5 Letter Agreement dated April 14, 1999 between Equity Group Investments, L.L.C. and Danielson Holding Corporation and amendments dated June 2, 1999 and April 1, 2002**

     Exhibit 6 Amended and Restated Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of April 17, 2002***

     Exhibit 7 Registration Rights Agreement between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of November 8, 2002****


----------
* Filed on August 12, 1999 on Schedule 13D
** Filed on March 21, 2002 and April 1, 2002 on Schedule 13D/A (Amendment No. 1) *** Filed on May 29, 2002 on Schedule 13D/A (Amendment No. 2)
**** Filed herewith

CUSIP No. 236274106               13D/A                     Page 7 of 16 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 8, 2002

                                      SZ INVESTMENTS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 236274106               13D/A                     Page 8 of 16 Pages


                                  EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION                                        PAGE
--------------        -----------                                        ----

     7                 Registration Rights Agreement between Danielson     9
                       Holding Corporation and SZ Investments, L.L.C., dated as of November 8, 2002

CUSIP No. 236274106               13D/A                     Page 9 of 16 Pages



                                    EXHIBIT 7

CUSIP No. 236274106               13D/A                     Page 10 of 16 Pages



                          REGISTRATION RIGHTS AGREEMENT


     This Registration Rights Agreement dated as of November 8, 2002, (as amended, supplemented or otherwise modified from time to time, this "Agreement"), by and between Danielson Holding Corporation, a Delaware corporation (the "Company"), and SZ Investments, L.L.C., a Delaware limited liability company ("SZI").

                              W I T N E S S E T H:


     WHEREAS, the Company and SZI are entering into this Agreement to maintain uninterrupted as between them certain arrangements with respect to registration rights, which arrangements were originally memorialized in an Investment Agreement dated April 14, 1999, which Investment Agreement was terminated by all the parties thereto immediately prior hereto.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

                                    ARTICLE I

                               REGISTRATION RIGHTS


     1.1 Definitions. For purposes of this Article I:
         ------------


     (a) The term "Common Stock" means the Company's common stock, par value $.10 per share.

     (b) The term "Company Voting Securities" shall mean Common Stock and any other equity securities of the Company entitled to vote generally for the election of directors

     (c) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     (d) The term "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended (the "Act").

     (e) The term "Registrable Securities" means shares of Common Stock held, from time to time, by SZI.

     (f) The term "Rule 415 Offering" means an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) promulgated under the Act.

     (g) The term "Shelf Registration Statement" means a registration statement intended to effect a shelf registration in connection with a Rule 415 Offering.

     1.2 Shelf Registrations and Piggy-Back Registrations.

     (a) Provided Article Fifth of the Company's Certificate of Incorporation does not prohibit the sale, pledging or other disposition or transfer of the Registrable Securities, if the Company shall at any time receive a written request from SZI (or its designee) on behalf of SZI who are the holders ("Holders") of Registrable Securities that the Company file a Shelf Registration Statement with respect to any Registrable Securities, then, within sixty (60) days after the receipt of such request, the Company shall prepare and file with the SEC a Shelf Registration Statement (which shall include pledgees of any selling stockholder in the "plan of distribution") with respect to such number of Registrable Securities which the Holders request to be registered and use its reasonable efforts to cause such Shelf Registration Statement to become effective and keep such Shelf Registration Statement effective until such time as all such Registrable Securities covered thereby have been sold or disposed of thereunder or sold, transferred or otherwise disposed of (other than pursuant to a pledge of such Registrable Securities) to a person that is not a Holder. Notwithstanding the foregoing, if the Company shall furnish to SZI a certificate signed by the Chief Executive, Chief Operating, or Chief Financial Officer of the Company stating that, in the good faith judgment of a majority of the Disinterested Directors, it would be materially detrimental to the Company for such Shelf Registration Statement to be filed, the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the SZI's request; provided, however,

CUSIP No. 236274106               13D/A                     Page 11 of 16 Pages

that the Company may not utilize this right more than twice in any 12-month period. Notwithstanding the foregoing, SZI and the Company agree that SZI's right to request a Shelf Registration and the Company's obligation to effect a Shelf Registration shall terminate as of the earlier of (i) such time as SZI no longer holds Registrable Securities or (ii) such time as the Company has filed two (2) Shelf Registration Statements at the request of SZI (or its designee) and such previously filed Shelf Registration Statements have been effective for the period required under this Section 1.2(a).

     (b) Piggyback Registration. If (but without any obligation to do so) the Company proposes to register any of its Common Stock under the Act in connection with the public offering of such Common Stock by the Company solely for cash (other than a registration relating solely to the sale of securities to participants in a dividend reinvestment plan, stock plan or employee benefit plan; a registration relating solely to the issuance of securities to the security holders of an acquired company in connection with an acquisition; or a registration on any form which does not permit inclusion of selling stockholders), or the Company proposes to register any of its securities on behalf of a holder exercising demand registration rights, the Company shall, at such time, promptly give SZI written notice of such registration. Upon the written request of SZI given within 15 days after mailing of such notice by the Company, the Company shall cause to be registered under the Act all of the Registrable Securities that SZI has requested to be registered. Notwithstanding anything to the contrary in this Section 1.2(b), in connection with any offering involving an underwriting of shares being issued by the Company, the Company shall not be required under this Section 1.2(b) to include any of the Holders' Registrable Securities in such underwriting or the registration statement relating thereto unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company. If the total amount of securities, including Registrable Securities, requested by Holders and other stockholders to be included in such offering exceeds the amount of securities offered other than by the Company that the underwriters reasonably believe can be offered without jeopardizing the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters believe will not jeopardize the success of the offering. To achieve any necessary reduction in the securities to be sold, the securities to be excluded from the offering shall first be selected (in each case, pro rata among such class of holders according to the total amount of securities proposed to be included in the registration statement or in such other proportions as shall mutually be agreed to by such class of holders) in the following order (subject to any contrary provisions in registration rights agreements executed by the Company prior to the date hereof): (i) first, securities being included on behalf of holders other than either SZI or other holders of Registrable Securities shall be excluded; (ii) next, if additional securities must be excluded, Registrable Securities included pursuant to Section 1.2(b) shall be excluded; (iii) finally, if additional securities must be excluded, securities offered by the Company shall be excluded.

     1.3 Additional Obligations of the Company. Whenever the Company has filed a registration statement under this Article I, the Company shall, as expeditiously as reasonably possible:

     (a) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered thereby.

     (b) Furnish to the holders of Registrable Securities such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities covered by such registration statement owned by them.

     (c) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states or other jurisdictions as shall be reasonably requested by the holders of Registrable Securities, provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions where it is not so subject.

     (d) Notify each holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and

CUSIP No. 236274106               13D/A                     Page 12 of 16 Pages

then use its best efforts to promptly correct such statement or omission. Notwithstanding the foregoing and anything to the contrary set forth in this
Section 1.3, each holder of Registrable Securities acknowledges that the Company shall have the right to suspend the use of the prospectus forming a part of a registration statement if such offering would interfere with a pending corporate transaction or for other reasons until such time as an amendment to the registration statement has been filed by the Company and declared effective by the SEC, or until such time as the Company has filed an appropriate report with the SEC pursuant to the Exchange Act. Each holder of Registrable Securities hereby covenants that it will (a) keep any such notice strictly confidential, and (b) not sell any shares of Common Stock pursuant to such prospectus during the period commencing at the time at which the Company gives the holder of Registrable Securities notice of the suspension of the use of such prospectus and ending at the time the Company gives the holder of Registrable Securities notice that it may thereafter effect sales pursuant to such prospectus. The Company shall only be able to suspend the use of such prospectus for periods aggregating no more than 90 days in respect of any registration.

     (e) Use its best efforts to cause all Registrable Securities to be listed on all securities exchanges on which similar securities issued by the Company are then listed.

     1.4 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article I with respect to the Registrable Securities of any selling holder of Registrable Securities that such holder of Registrable Securities shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such holder's Registrable Securities and as may be required from time to time to keep such registration current.

     1.5 Expenses of Registration. All expenses incurred by or on behalf of the Company in connection with registrations, filings or qualifications pursuant to
Section 1.2, including, without limitation, all registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company. In no event shall the Company be obligated to bear any underwriting discounts or commissions or brokerage fees or commissions relating to Registrable Securities or the fees and expenses of counsel to the selling holders of Registrable Securities.

     1.6 Indemnification. In the event any Registrable Securities are included in a registration statement under this Article I:

     (a) To the extent permitted by law, the Company will indemnify and hold harmless each holder and the affiliates of such holder, and their respective directors, officers, general and limited partners, agents and representatives (and the directors, officers, affiliates and controlling persons thereof), and each other person, if any, who controls such holder within the meaning of the Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus (but only if such statement is not corrected in the final prospectus) contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading (but only if such omission is not corrected in the final prospectus), or (iii) any violation or alleged violation by the Company in connection with the registration of Registrable Securities under the Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Act, the Exchange Act or any state securities law; and the Company will pay to each such Holder, affiliate or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 1.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such holder or controlling person. Each indemnified party shall furnish
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CUSIP No. 236274106               13D/A                     Page 13 of 16 Pages

such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

     (b) To the extent permitted by law, each selling holder of Registrable Securities will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other holder selling securities in such registration statement and any controlling person of any such underwriter or other holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such holder expressly for use in connection with such registration; and each such holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 1.6(b) in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 1.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this Section 1.6(b) exceed the gross proceeds from the offering received by such holder.

     (c) Promptly after receipt by an indemnified party under this Section 1.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties. The failure to deliver written notice to the indemnifying party within a reasonable time after the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.6 to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.6. The indemnified party shall have the right, but not the obligation, to participate in the defense of any action referred to above through counsel of its own choosing and shall have the right, but not the obligation, to assert any and all separate defenses, cross claims or counterclaims which it may have, and the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of such counsel has been specifically authorized in advance by the indemnifying party,
(ii) there is a conflict of interest that prevents counsel for the indemnifying party from adequately representing the interests of the indemnified party or there are defenses available to the indemnified party that are different from, or additional to, the defenses that are available to the indemnifying party,
(iii) the indemnifying party does not employ counsel that is reasonably satisfactory to the indemnified party within a reasonable period of time, or
(iv) the indemnifying party fails to assume the defense or does not reasonably contest such action in good faith, in which case, if the indemnified party notifies the indemnifying party that it elects to employ separate counsel, the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party and the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party; provided, however, that, the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to one firm acting as local counsel) for all indemnified parties.

     (d) The obligations of the Company and the holders under this Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Article I.

     (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement (if any) entered into in connection with any underwritten public offering of the Registrable Securities are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall control.
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CUSIP No. 236274106               13D/A                     Page 14 of 16 Pages

     1.7 Reports Under the Exchange Act. With a view to making available to the holders of Registrable Securities the benefits of Rule 144 promulgated under the Exchange Act and any other rule or regulation of the SEC that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

     (a) use its best efforts to make and keep public information available, as those terms are understood and defined in Rule 144;

     (b) use its best efforts to file with the SEC in a timely manner all reports and other documents required under the Act and the Exchange Act; and

     (c) furnish to any Holder forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, or as to whether it qualifies as a registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and
(iii) such other information (and the Company shall take such action) as may be reasonably requested in availing any holder of Registrable Securities of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

     1.8 No Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Article I may only be assigned by a holder of Registrable Securities to a transferee or assignee of any Registrable Securities if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

     1.9 Waiver Procedures. The observance by the Company of any provision of this Article I may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the holders of a majority of the Registrable Securities, and any waiver effected in accordance with this paragraph shall be binding upon each holder of Registrable Securities.

     1.10 "Market Stand-off" Agreement. Any holder of Registrable Securities, if requested by an underwriter of any registered public offering of Company securities being sold in a firm commitment underwriting, agrees not to sell or otherwise transfer or dispose of any Common Stock (or other Company Voting Securities) held by such holder other than shares of Registrable Securities included in the registration during the seven days prior to, and during a period of up to 180 days following, the effective date of the registration statement. Such agreement shall be in writing in a form reasonably satisfactory to the Company and such underwriter. The Company may impose stop-transfer instructions with respect to the securities subject to the foregoing restriction until the end of the required stand-off period.

                                   ARTICLE II

                                  MISCELLANEOUS

     2.1 Remedies. Each of SZI and the Company acknowledge and agree that (i) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the parties hereto, and (ii) the parties would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party shall be entitled to seek preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by the other party (or its Affiliates) without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof and thereof in any court of the United States or any state thereof having jurisdiction, which rights shall be cumulative and in addition to any other remedy to which the parties may be entitled hereunder or at law or equity.

     2.2 Notices. All notices, and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, facsimile, to the appropriate address or facsimile number set forth below (or at such other address or facsimile number for a party as shall be specified by like notice):

CUSIP No. 236274106               13D/A                     Page 15 of 16 Pages

     if to the Company: Danielson Holding Corporation 1701 East Market Street Jeffersonville, Indiana 47130 Attention: Paul Solomon, Executive Vice President and General Counsel Fax: (812) 288-1833

     if to SZI: SZ Investments, L.L.C. Two N. Riverside Plaza - Suite 600 Chicago, IL 60606 Attention: Bill Pate; Joseph Paolucci Fax: (312) 454-0610;
(312) 454-0335

     2.3 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The parties hereto agree that they will use their best efforts at all times to support and defend this Agreement.

     2.4  Amendments.  This  Agreement  may be amended  only by an  agreement in
          -----------
writing signed by each of the parties hereto;

     2.5 Governing Law. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal laws of the State of Delaware applicable to contracts made in that State.

     2.6 Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

     2.7 Counterparts; Facsimile Signatures. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, bears the signatures of each of the parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be an original as against the party whose signature appears thereon, or on whose behalf such counterpart is executed, but all of which taken together shall be one and the same agreement. A facsimile copy of a signature of a party to this Agreement or any such counterpart shall be fully effective as if an original signature.

     2.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

     2.9 Assignments. This Agreement may not be assigned without the prior written consent of each party hereto, and any attempt to effect an assignment hereof without such consent shall be void.

     2.10 Jurisdiction and Service of Process. THE COMPANY AND SZI HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF DELAWARE AND IRREVOCABLY AGREE THAT, SUBJECT TO THE OTHER PROVISIONS OF THIS AGREEMENT, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT WHICH MAY BE LITIGATED SHALL BE LITIGATED IN SUCH COURTS. THE COMPANY AND SZI ACCEPTS FOR SUCH PARTY AND IN CONNECTION WITH SUCH PARTY'S PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. THE COMPANY AND SZI AGREES TO ACCEPT SERVICE OF ALL PROCESS BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, IN ANY SUCH PROCEEDINGS IN ANY SUCH COURT, SUCH SERVICE BEING HEREBY ACKNOWLEDGED BY EACH SUCH PARTY TO BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. IF ANY AGENT APPOINTED BY THE COMPANY OR SZI REFUSES TO ACCEPT SERVICE, SUCH PARTY HEREBY AGREES THAT SERVICE UPON SUCH PARTY BY MAIL SHALL CONSTITUTE SUFFICIENT NOTICE. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT OF THE COMPANY OR SZI TO BRING PROCEEDINGS AGAINST THE COMPANY OR SZI IN THE COURTS OF ANY OTHER JURISDICTION.

     2.11 Trial. THE COMPANY AND SZI HEREBY WAIVES SUCH PARTY'S RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF. THE COMPANY AND SZI ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF ANY PARTY TO THIS AGREEMENT WITH RESPECT TO ANY ACTION COMMENCED BY ONE OF THEM AGAINST THE

CUSIP No. 236274106               13D/A                     Page 16 of 16 Pages

THEM. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE COMPANY AND SZI ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH OF THE COMPANY AND SZI FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH SUCH PARTY'S LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY'S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

     IN WITNESS WHEREOF, the Company and SZI have executed this Agreement as of the date first above written.


SZ INVESTMENTS, L.L.C.

By: /s/ Donald J. Liebentritt
         Vice President


DANIELSON HOLDING CORPORATION

By: /s/ Paul Solomon
         Executive Vice President
         and General Counsel